Filed by AMR Corporation

Commission File No. 1-8400

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: US Airways Group, Inc.

Commission File No. 001-8444

May 15, 2013 › Issue 13


US AIRWAYS
American

Arrivals
A joint merger communication for employees of the new American
Creating a premier global carrier

Connecting the Dots: Updates from the Integration Summit

It's full steam ahead for our integration-planning efforts, which are moving along quite nicely thanks to the hard work of both American Airlines and US Airways employees. Operating through the Integration Management Office (IMO) – the "nerve center" for integration planning – 29 teams of professionals from both airlines are focused on mapping out how we'll combine our customer-facing, commercial, operational, corporate and staff functions when the merger closes. Last week several of those teams gathered for the IMO Planning Summit in Dallas/Fort Worth to discuss objectives and set milestones for the post-closing integration process.

The focus of the IMO Planning Summit was to discuss the pressing work that must be accomplished during the months leading up to the close of the merger, including what our customers see and hear from us on day one, and what tasks – such as codeshares – will need to be implemented as quickly as possible. Among other things, attending teams constructed a timeline of planning activities required for close and beyond. By mapping out all the moving parts and needs of each group, the teams were able to identify more flexible milestones and order the process in the most logical and feasible way.

We continue to work toward a closing date in the third quarter of this year. It will likely take one to two years after closing before we truly operate as a single carrier – but there are some things we'll be able to begin implementing right after closing. At that time, the new American's customers will be able to enjoy some of the benefits of the merger, including the ability to combine flights on a single itinerary and earn and redeem frequent flyer miles across airlines. Other more complicated changes – like the combining of our reservations systems and control center operations – will come later in the process. We'll be sure to keep you updated as all the pieces fall into place.


Members of the IMO use sticky notes to construct a timeline of integration planning initiatives.


American and US Airways team members work together to map out the new American.

IMO Planning Summit Attendees

Alliances
Communications
Crisis Response
Finance
HR
IT
Legal
Revenue Management
Sales
Web & Mobile

Update Box: Leaving No (Mile)stone Unturned

› Judge Sean Lane, the judge presiding over American's bankruptcy proceedings, entered an order on May 10 approving the merger. American's creditors, US Airways' shareholders and regulators must still approve the merger, but Judge Lane's ruling is one more step forward for our combination.

› In an integration update letter last week, American CEO Tom Horton and US Airways CEO Doug Parker announced that they plan to name the new company's senior leadership team around the end of May or early June. Other senior management appointments will follow from there.

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Our Customers Write

American: Lost and Found in SJD



Carlos Ortiz, Airport Agent, SJD

My 11-year-old left his new mini iPad on the plane when deplaning in San Jose del Cabo (SJD) on a recent flight from DFW. One year ago, a similar oversight on another airline's flight, which required deplaning in Frankfurt on our way to Singapore, cost my son his Nintendo DS. Even though we reported the oversight while walking off the plane, the DS was never found/returned. Thus, I had no high hopes when I called your lost and found staff. Much to my surprise, and to my son's delight, your people had the honesty to report the recovery of the iPad from the plane, and a very courteous and helpful Mr. Carlos Ortiz returned it to me. It was a wonderful experience, beyond expectation, which made my son very happy on his vacation. Your people at SJD were extremely loyal to American, helpful and honest – thank you so much. It filled me with gratitude for having flown American. – H.G., New York, NY

> “To be able to help our customers, caring about them, always trying to make their day, encourages me to keep doing the right thing.”
>
> – Carlos Ortiz

US Airways: (Not) Lost in New York



Jaime Ortiz, US Airways Club Representative, LGA

A recent experience with Jaime Ortiz at the LaGuardia US Airways Club has led me to write the first airline commendation letter I have written in decades.... I met Jaime flying out of LaGuardia on Tuesday. It wasn't' until I got to Charlotte that I came to realize what a superstar Jamie is. I had left a folder in the clubroom. The folder contained a paper of a student of mine that I had written feedback on.

Jaime had no way of knowing the paper's importance. However, when I landed, I found a message on my voicemail that he had found the folder. I then told him I wasn't coming back to New York anytime soon, so he made arrangements for me to receive the folder here in Gainesville. Also, since my US Airways Club membership receipt was in the folder, he immediately called the Charlotte Club, so I could have access during my layover. ... Simply amazing!!!!

Jaime has been wonderful to work with and I look forward to my next trip to LaGuardia so I can express my gratitude in person.
– US Airways customer, Gainesville, FL

> “Our US Airways Club customers are always connected to their workplace and I know folders and documents are important to them so it was my pleasure to send his folder back to him as soon as possible. Meeting and exceeding our customers' expectation is important to me and our US Airways Club representative team.”
>
> – Jaime Ortiz

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Culture Club: Getting Involved

Whether it's in the air or in the local community, American and US Airways always value outstanding service. Each of us has fostered a culture that builds on the unique dedication and talent of our people by encouraging and recognizing acts of positive engagement. Here are just two of the many ways we acknowledge the great work of our employees.



The New York-LGA team is all smiles as they celebrate their Champion's Cup win.

American: And the winner of the fourth annual Champion's Cup is ... LaGuardia!

In the airline business, the customer is at the center of everything we do. At American, the Champion's Cup is a competition where airport station teams compete to deliver a better customer experience.

On April 4, New York's LaGuardia (LGA) earned top honors for 2012 for its commitment and dedication to customers in the fourth annual Champion's Cup celebration at the C.R. Smith Museum. Eighteen American stations were in the running, and the five finalists were Caracas (CCS), Buenos Aires (EZE), JFK, LGA and Toronto (YYZ).

So what's the key to LGA's success? "Everyone is on the same page and it starts with our leadership," says Anthony Caraccio, Crew Chief – Fleet Service. LGA's Managing Director, Ralph Lopez, adds that despite many operational challenges – Hurricane Sandy topping the list – the LGA team works tirelessly to excel in everything they do, and delivers a terrific customer experience along the way. "They keep our customers at the heart of the mission and hinge on collaboration to deliver the very best product to a very demanding audience," Lopez says.



Winners of US Airways' 2013 Chairman's Award pose for a photo.

US Airways: Chairman's Award

The Chairman's Award is US Airways' most prestigious honor, and represents the airline's gratitude to employees who have shown enormous dedication through company challenges and displayed exemplary efforts to enhance the company's progress. Forty-one employees were named Chairman's Award winners for the first quarter of 2013, and 25 quarterly winners from 2012 were selected to receive the Annual Chairman's Award.

Employees across all levels of the company can nominate their colleagues for a job well done, which can mean everything from saving a customer or employee's life to saving the company money. An employee panel then selects up to 50 winners each quarter, and each receives a plaque, pin and $1,000 check. At the end of the year, a panel of vice presidents reviews all of the quarterly winners and selects the top 25 to receive the annual Chairman's award. These winners are then invited, along with a guest, to attend a celebratory dinner with CEO Doug Parker and are presented with a $5,000 check. This year's dinner will be held later this month.

QUICK FACT

American and US Airways engage with customers in and out of the airport, as evidenced by our social media stats*:

838,000 FOLLOWERS

699,000 LIKES

*Totals represent combination of American and US Airways numbers

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corp.comm@aa.com Send us your questions! corporate.communications@usairways.4 com New Places, New Faces The Journey > Airport: Ministro Pistarini International Airport > Get there nonstop from Miami International Airport (MIA), Dallas/Fort Worth International Airport (DFW) and John F. Kennedy International Airport (JFK). > Aircraft: Boeing 777-200 > American offers two daily nonstop, round-trip flights between MIA and EZE, and one daily, nonstop round-trip flight from DFW and JFK to EZE. The Destination > Official Language: Spanish > Population: More than 3 million in city limits and 12.4 million in the metro area > Buenos Aires is Argentina’s largest city and its capital. Fun Facts > Don’t forget to bring your lip balm on this trip! The standard greeting in Argentina is a kiss on one cheek. > Argentina is the birthplace of the tango, a dancing style known for its passionate moves. This distinctive dance began in Buenos Aires in the late 19th century. Visit to the Museo Casa Carlos Gardel to learn more about the tango and its origins. > With the highest concentration of soccer teams of any city in the entire world, Buenos Aires is proud to have claimed two World Cup prizes. Just remember to call it “fútbol” when you’re in Argentina. > Buenos Aires is home to Pope Francis, the 266th and current Pope of the Catholic Church. Born Jorge Mario Bergoglio he worked as a chemical technician before entering seminary to become a priest. He is the first pope from the Americas and the first Jesuit to lead the Catholic Church. The Journey > Airport: Athens International Airport Eleftherios Venizelos > Get there nonstop from Philadelphia (PHL) via seasonal service from May 5 through September 28. > Aircraft: Boeing 767-200 > The modern facility opened in 2001 and is approximately 21 miles southeast of Athens. > More than 13 million passengers use ATH annually. The Destination > Official Language: While many Athenians speak English, those who work in the hospitality industry are likely to speak French and German too. Most menus and signs are written in English and, of course, Greek. > Population: More than 3.7 million in the Athens metro area > Walk in the paths of Socrates and Pericles – or take Athens’ revamped electric railway system, pollution-free trolleys, and highspeed catamarans to the Parthenon, museums or nearby islands. Fun Facts > How was Athens named According to mythology, Athena, goddess of wisdom, and Poseidon, god of the sea, competed to name the city by offering gifts. Athena’s olive tree offer prevailed over Poseidon’s saltwater spring, and Athens was born. > The Parthenon on the Acropolis is the city’s top tourist destination. Construction on this shrine to Athena began in 447 BC and took nine years to complete. > Construction of the Panathenaic Stadium for the early Olympic Games began in 330-329 BC. The stadium is a must-see, but you will have to run to the Acropolis to see the first Nike – The Temple of Athena Nike, that is. American: Buenos Aires, Argentina (EZE) US Airways: Athens, Greece (ATH) One of the largest cities in the world, Buenos Aires is known for its European-style architecture and thriving cultural scene. A full moon over the Acropolis, an ancient citadel located on a rocky cliff above the city of Athens.

corp.comm@aa.corporate.communications@usairways.com Send us your questions! com 5 Riveting Reading Following is legal language, which we’re required to print on each internal and external publication related to the merger. Cautionary Statement Regarding Forward-Looking Statements This document includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may be identified by words such as “may,” “will,” “expect,” “intend,” “anticipate,” “believe,” “estimate,” “plan,” “project,” “could,” “should,” “would,” “continue,” “seek,” “target,” “guidance,” “outlook,” “forecast” and other similar words These forwardlooking statements are based on AMR’s and US Airways’ current objectives, beliefs and expectations, and they are subject to significant risks and uncertainties that may cause actual results and financial position and timing of certain events to differ materially from the information in the forward-looking statements. The following factors, among others, could cause actual results and financial position and timing of certain events to differ materially from those described in the forward-looking statements: failure of a proposed transaction to be implemented; the challenges and costs of closing, integrating, restructuring and achieving anticipated synergies; the ability to retain key employees; and other economic, business, competitive, and/ or regulatory factors affecting the businesses of US Airways and AMR generally, including those set forth in the filings of US Airways and AMR with the SEC, especially in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of their respective annual reports on Form 10-K and quarterly reports on Form 10-Q, their current reports on Form 8-K and other SEC filings, including the registration statement and the proxy statement/prospectus related to the proposed transaction. Any forward-looking statements speak only as of the date hereof or as of the dates indicated in the statements. Neither AMR nor US Airways assumes any obligation to publicly update or supplement any forward-looking statement to reflect actual results, changes in assumptions or changes in other factors affecting these forward-looking statements except as required by law. Additional Information and Where to Find It This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The proposed merger transaction between AMR Corporation (“AMR”) and US Airways Group, Inc. (“US Airways”) will be submitted to the stockholders of US Airways for their consideration. AMR has filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4, which includes a preliminary proxy statement of US Airways that also constitutes a prospectus of AMR. US Airways expects to file with the SEC a definitive proxy statement on Schedule 14A, and AMR and US Airways also plan to file other documents withthe SEC regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS OF US AIRWAYS ARE URGED TO READ THE PRELIMINARY PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC (INCLUDING THE DEFINITIVE PROXY STATEMENT/PROSPECTUS) CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED, TRANSACTION. Investors and security holders may obtain free copies of the preliminary proxy statement/prospectus and other documents containing important information about AMR and US Airways (including the definitive proxy statement/prospectus), once such documents are filed with the SEC, through the website maintained by the SEC at http://www. sec.gov. Copies of the documents filed with the SEC by US Airways, when and if available, can be obtained free of charge on US Airways’ website at www.usairways. com or by directing a written request to US Airways Group, Inc., 111 West Rio Salado Parkway, Tempe, Arizona 85281, Attention: Vice President, Legal Affairs. Copies of the documents filed with the SEC by AMR, when and if available, can be obtained free of charge on AMR’s website at www.aa.com or by directing a written request to AMR Corporation, P.O. Box 619616, MD 5675, Dallas/Fort Worth International Airport, Texas 75261-9616, Attention: Investor Relations or by emailing investor. relations@aa.com. US Airways, AMR and certain of their respective directors, executive officers and certain members of management may be deemed to be participants in thesolicitation of proxies from the stockholders of US Airways in connection with the proposed transaction. Information about the directors and executive officers of US Airways is set forth in its Annual Report on Form 10-K/A, which was filed with the SEC on April 16, 2013, and the preliminary proxy statement/ prospectus related to the proposed transaction, which was filed with the SEC on April 15, 2013. Information about the directors and executive officers of AMR is set forth in its Annual Report on Form 10-K/A, which was filed with the SEC on April 16, 2013, and the preliminary proxy statement/prospectus related to the proposed transaction, which was filed with the SEC on April 15, 2013. These documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation may also be included in the definitive proxy statement/prospectus and other relevant materials when and if filed with the SEC in connection with the proposed transaction. Stay in the Know We’ll continue sending you updates to keep you informed. In the meantime, please visit: New Jetnet (newjetnet.aa.com) or Wings (wings.usairways.com) www.newAmericanarriving.com – a website dedicated to the new American Airlines Follow us on Twitter at @AmericanAir, @USAirways and @USemployees, and on Facebook (AmericanAirlines and US Airways) Questions: corp.comm@aa.com or corporate.communications@usairways.com Arrivals May 15, 2013 ISSUE 13 Past issues available on new Jetnet and Wings Permission to use quotes neither sought nor obtained. American Airlines and US Airways do not, by their reference to or distribution of these statements, imply their endorsement of or concurrence with the opinions, conclusions or recommendations quoted above.